June 2, 2010

Tom Kluck
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549-3010

Re:	Gulf Shores Investments, Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed April 21, 2010
File No. 333-162177

Dear Mr. Kluck:

We represent Gulf Shores Investments, Inc. (“Gulf Shores” or, the “Company,” “we,” “us,” or “our”).  By letter dated May 13, 2010 the staff (the “Staff,” “you,” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided the Company with its comments on the Company’s Registration Statement (the “Registration Statement”) on Amendment No.4 to Form S-1 originally filed on April 21, 2010. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.  For your convenience, the questions are listed below, followed by the Company’s response.

Risk Factors, page 6

“We Have Limited Operating History…..” page 6

1.  We note your response to comment 3 in our letter dated April 12, 2010 and we reissue it in its entirety.  Please further revise this risk factor to discuss how your limited operating history affects your specific business plan, which is the management of real estate properties.

Answer:                      The risk factor has been revised to discuss the specific risk to the Company’s business plan based on its limited operating history.

Plan of Operations, page 20

2.  We note your response to comments 10 and 11 in our letter dated April 12, 2010.  We are still unclear as to why you believe that your operating expenses over the next 12 months will be $24,000.  To that effect, we note that you intend to spend $15,000 on your marketing campaign, identify at least 10 suitable properties to manage and hire two additional employees in the next 12 months. We further note that it appears your shareholder has only agreed to loan you $15,000 in connection with your marketing campaign.  Please revise to explain why you believe your operating expenses will be only $24,000 for the next 12 months and how you will be able to fund your operating expenses.

Answer:                      The Company has revised the Plan of Operations and details of its operating expenses for the next 12 months.

3.  Please explain why you believe that within 120 days of launching your marketing campaign, you will have identified suitable properties to manage and begin generating revenues.

Answer:                      The Company has revised this statement and removed the reference to a 120 days.

Executive Compensation, page 23

4.  Please include a narrative description to explain why Mr. Dreslin received $25.900 in “other compensation” in 2009.  Refer to Item 402(o) of Regulation S-K for guidance.

Answer:                      The Executive Compensation table has been revised in accordance with Item 402(o) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 24

5.  We note that Donna Dreslin is deemed the beneficial owner of the shares held by David Dreslin, which is 76.7% of the class.  Therefore, Ms. Dreslin and her ownership should appear in your beneficial ownership table.  Please revise.

Answer:                      The beneficial ownership table has been revised to include Donna Dreslin.

Part II – Information Not Required In The Prospectus, page 27

Item 15. Recent Sales of Unregistered Securities, page 27

6.  We note your response to comment 13 in our letter dated April 12, 2010 that “[t]here were less than 35 purchasers in the offering completed in August 2009.”  We note that there were 41 investors in the offering.  Please clarify your calculation of purchasers.  For example, please tell us how many investors were considered accredited investors and how many were considered purchasers.  Please refer to Rule 501(e) and Rule 506 of Regulation D.

Answers:                      The Company’s offering completed in August 2009, included 15 accredited and 26 non-accredited

Signatures, page 31

7.  We note that Mr. Dreslin has signed the registration statement on behalf of Gulf Shores Investments, Inc.  Please also have Mr. Dreslin sign in his individual capacity as the principal executive officer, principal financial officer and principal accounting officer of the company.  Refer to Instruction 1 to Signatures in Form S-1 for guidance.

Answer:                      The signature page has been revised in accordance with Instruction 1 to Signatures in Form S-1.

Exhibit 5.1 – Legality Opinion

8.  Please have counsel tell us what records and documents counsel relied upon in rendering his opinion.

Answer:                      In rendering our opinion, we have examined the originals, or certified, conformed or reproduction copies, of all such records, agreements, instruments and other documents as we have deemed relevant or necessary as the basis for the opinions such as offering memoranda, corporate resolutions, subscription agreements.  In all such examinations, we have assumed the genuineness of all signatures on original or certified copies and the conformity to original or certified copies of all copies submitted to us as conformed or reproduction copies.

Very truly yours,

ANSLOW & JACLIN LLP

By: /s/ Gregg E. Jaclin
       GREGG E. JACLIN